U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

MARK ONE:

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2007

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition period From _______to_______

Commission file number 0-25286

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASCADE FINANCIAL CORPORATION
401(k) Salary Deferral and Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington  98201

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND
PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AND FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

SUPPLEMENTAL SCHEDULE
Schedule H Line 4i - schedule of assets (held at end of year) - December 31, 2007	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Cascade Financial Corporation
401(k) Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements at December 31, 2007, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s./ Moss Adams, LLP
Everett, Washington
June 6, 2008

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2007	2006
ASSETS
Participant-directed investments at fair value
Cash	$1,235	$79
Money market funds	4,378	5,453
Common stock of Cascade Financial Corporation	4,627,626	2,877,358
Mutual funds	6,186,943	5,305,518
Morley Stable Value Fund	633,417	586,041
Loans to participants	82,796	113,543

Total investments	11,536,395	8,887,992

Receivables
Assets in transit from ESOP, at fair value	-	3,280,988

Total assets	11,536,395	12,168,980

LIABILITIES	-	170

NET ASSETS AVAILABLE FOR BENEFITS	$11,536,395	$12,168,810

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED
	DECEMBER 31,
	2007	2006
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO
Investment income
Interest and dividends	$122,348	$56,589
Net appreciation (depreciation) in fair value of investments
Common stock of Cascade Financial Corporation	(1,194,645)	477,970
Mutual funds	407,884	580,433
Morley Stable Value Fund	20,234	17,957

Total investment income (loss)	(644,179)	1,132,949

Contributions
Sponsor	300,191	290,630
Participants	919,717	808,837
Rollover	99,184	124,942
Transfers from ESOP (2006)	-	3,280,988

	1,319,092	4,505,397

Total additions, net	674,913	5,638,346

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO BENEFITS PAID TO PARTICIPANTS AND EXPENSES	1,307,328	243,648

Net increase (decrease) in net assets available for benefits	(632,415)	5,394,698

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	12,168,810	6,774,112

End of year	$11,536,395	$12,168,810

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

The following description of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan established for employees of Cascade Financial Corporation (the Sponsor) who are at least 18 years of age. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Administration - The Sponsor has appointed an administrative committee to oversee the Plan. AST serves as the Trustee, and the Plan is administered by NW Plan Services, Inc.

Eligibility, contributions, and participants’ accounts - All nonunion employees of the Sponsor who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for employer contributions immediately following completion of one year of service. To complete one year of service, as defined by the Plan, a participant must complete at least 1,000 hours of service within that year.

Accounts are established for each participant and include the participant’s contributions (including those rolled over from another qualified plan or trust), allocations of employer matching contributions, any discretionary contributions from the Sponsor, and earnings thereon. Annual Sponsor matching contributions and discretionary contributions are determined by the board of directors of the Sponsor. No discretionary contributions were made in 2007 or 2006.

Participants are able to contribute from 1% to 60% of their pretax compensation, subject to limits established under the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified plans. The Sponsor’s matching contribution is 50 cents for each dollar contributed up to $6,000. The employee must be employed as of the last day of the Plan year to be eligible for employer matching or discretionary contributions.

Participants have the option of directing their account balance in 1% increments into any one or more of the Plan’s investment fund options. The Sponsor contributions are made in cash and allocated to a participant’s account balance in accordance with the participant’s contribution elections. The Plan currently offers a common commingled trust fund, mutual funds, and Sponsor common stock as investment options for participants.

Participant accounts are valued daily based on quoted market prices. Participants may change their investment elections and make transfers between investment options daily.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued)

The Plan provides for various investment fund options that, in turn, invest in a combination of stocks, bonds, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for benefits.

Vesting - Participants are immediately vested in their contributions and earnings thereon. Vesting of the Sponsor’s contribution and earnings thereon is based on years of credited service of participants. Effective January 1, 2004, the Plan was amended to change the vesting schedule from a six-year vesting schedule to the following five-year vesting schedule:

Years of Vesting	Vested
Service	Percentage

Less than 1	0
At least 1 but less than 2	20
At least 2 but less than 3	40
At least 3 but less than 4	60
At least 4 but less than 5	80
5 or more	100

Participants generally become fully vested upon the participant’s death or upon permanent disability. Effective January 1, 2005, the normal retirement age under the Plan was changed from 65 to 62 for those with at least five years of service.

Forfeitures - Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions or pay Plan expenses. Unallocated forfeitures totaled $1,296 and $36,517 at December 31, 2007 and 2006, respectively. Subsequent to year-ends 2007 and 2006, the unallocated forfeiture balances were used to reduce Sponsor contributions or to pay Plan expenses.

Participant loans - Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is five years unless the loan term qualifies as a home loan, in which case the term of the loan is not to exceed 10 years. Loans are secured by the remaining vested balance in the participant’s account and bear interest at the prime rate plus 1%. At December 31, 2007 and 2006, interest rates ranged from 5% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2007, loans mature through 2012.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued)

Payment of plan benefits - Distributions are paid in a single lump sum. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan.

Plan expenses - The majority of the expenses of the Plan are paid by the Sponsor. In 2007, the Plan paid $4,235 in expenses and the Sponsor paid $39,548. In 2006, the Plan paid $4,426 in expenses and the Sponsor paid approximately $22,000.

Plan termination - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation and accounting - The Plan’s financial statements are presented on the accrual basis of accounting.

Investments - The investment in the Sponsor’s common stock, which is traded on the NASDAQ Small Cap Market under the symbol CASB, is valued at the last reported sales price before the end of the Plan year. The investments in mutual funds are stated at fair value based on quoted market prices. Loans to participants are valued at their unpaid principal value, which approximates fair value.

The Morley Stable Value Fund is part of the Capital Preservation Fund, which is a commingled trust fund. The commingled trust fund is reported at fair value based on an independent auditor’s report.

Net appreciation (depreciation) of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded when earned. Dividends are recorded on the dividend date.

Benefit payments - Benefits are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 4 - Party-in-Interest Transactions

Certain Plan assets were invested in the Sponsor’s common stock in 2007 and 2006 and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 340,271 and 360,235 of Cascade Financial Corporation stock as of December 31, 2007 and December 31, 2006, respectively.

Note 5 - Transfer From Employee Stock Ownership Plan

Effective December 31, 2006, the Cascade Financial Corporation Employee Stock Ownership Plan (ESOP) was terminated and the existing assets were merged into the 401(k) Plan. ESOP assets transferred totaled $3,280,988, consisting principally of 191,870 common shares of Cascade Financial Corporation.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Investments

The following table presents the assets held for investment purposes at December 31:

	Investment Value
	2007	2006

Cash and net receivables	$1,235	$79
Money market funds
American Cash Management	4,378	5,453
Common stock
Cascade Financial Corporation	4,627,626	2,877,358
Mutual and common commingled trust funds
Davis NY Venture, Large Cap Fund	1,748,477	1,716,307
Morley Stable Value Fund	633,417	586,041
Van Kampen, Large Cap, Growth & Income Fund	712,736	552,972
Growth Fund of America, Large Cap Growth Fund	736,548	641,719
Alger, Mid Cap Growth & Income Fund Stock Fund	428,084	224,842
First Eagle SoGen Overseas, Foreign Equity	473,541	529,116
PIMCO, Real Return Bond Fund	378,554	277,858
Allianz Small Cap Value Fund	325,630	261,641
PIMCO Total Return	310,579	187,711
American, U.S. Government Securities Fund	153,420	79,740
Lord Abbott, Mid Cap Fund	258,624	244,250
Van Kampen, Equity & Income Fund	236,637	264,998
Columbia, Acorn Fund Class A	173,311	141,354
Vanguard 500 Index	119,045	91,603
American, New Perspective Fund	131,757	91,407

Total	11,453,599	8,774,449

Loans to participants	82,796	113,543

Total investments	$11,536,395	$8,887,992

SUPPLEMENTAL SCHEDULE

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c)
		DESCRIPTION OF
		INVESTMENT
		INCLUDING
		MATURITY
		DATE, RATE
	(b)	OF INTEREST,
	IDENTITY OF ISSUER,	COLLATERAL,		(e)
	BORROWER, LESSOR,	PAR, OR	(d)	CURRENT
(a)	OR SIMILAR PARTY	MATURITY VALUE	COST**	VALUE

	Cash			$1,235
	American Cash Management	Money Market		4,378
	Davis NY Venture	Large Cap Fund		1,748,477
	Gartmore Morley	CTC Capital Preservation Fund		633,417
	Van Kampen	Large Cap, Growth & Income Fund		712,736
	Growth Fund of America	Large Cap Growth Fund		736,548
	Alger	Mid Cap Growth Fund		428,084
	First Eagle SoGen Overseas	Foreign Equity Stock Fund		473,541
	PIMCO	Real Return Bond Fund		378,554
	Allianz	Small Cap Value Fund		325,630
	PIMCO	Total Return		310,579
	American	U.S. Government Securities Fund		153,420
	Lord Abbott	Mid Cap Value Fund		258,624
	Van Kampen	Equity & Income Fund		236,637
	Vanguard	500 Index		119,045
	American	New Perspective Fund		131,757
	Columbia	Acorn Fund Class A		173,311
*	Cascade Financial Corporation	Common Stock		4,627,626
	Various participants	Loans to participants - interest at 5% to 10.50%, maturing through 2012		82,796

				$11,536,395
*	Party-in-interest as defined by ERISA
**	Cost omitted with respect to participant-directed transactions under an individual account plan